Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, NC 28211

July 19, 2006

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated
Form 10-K for Fiscal Year Ended January 1, 2006
Filed March 16, 2006
File No. 0-9286

Dear Mr. Moran:

We are sending you this letter in response to your letter of June 8, 2006. Each of your points is addressed below.

Unless otherwise noted in this letter, we confirm that we plan to address the comments as suggested in the Staff’s letter in our future filings. For your convenience and reference, we have repeated in bold text the Staff’s comments below (using the same paragraph numbering used in your letter) and included our responses below each corresponding comment.

Notes to Consolidated Financial Statements, page 52

1. Significant Accounting Policies, page 52

1.	We note you disclose bottle/can sales volume by distinct product categories. We refer you to page 29. Please advise or revise your next interim and annual filings to separately report revenues from external customers for these identified product categories. See paragraph 37 of SFAS No. 131. In future filings please revise your management’s discussion and analysis to discuss the impact each product category has on your results of operations, to the extent material. In your response please show us what your revised disclosure will look like.

In our Quarterly Report on Form 10-Q for the period ended April 2, 2006, bottle/can volume by product categories of “carbonated soft drinks” and “noncarbonated beverages and energy products” was disclosed in management’s discussion and analysis. In our future filings, we will disclose in the notes to our consolidated financial statements, net sales for the following product categories:

Bottle/can sales:

    Carbonated soft drinks

    Noncarbonated beverages and energy products

Total bottle/can sales

Other sales:

    Sales to other bottlers

    Post mix

Total other sales

Total net sales

In our future filings, we will disclose the above net sales information in our management’s discussion and analysis. We will also discuss in our management’s discussion and analysis the impact of each product category on our results of operations, to the extent material.

Revenue Recognition, page 52

2.	Please tell us the amount of total revenue from services recognized in each of the three years presented. In your response please separate service revenue by sources including, but not limited to, delivery, repair, vending, the Piedmont management fee and others, as applicable. If total combined service revenue is more than 10% of net sales in any period presented, please separately state product sales and cost of sales from service sales and cost of sales in future filings. See Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

We do not believe our service revenue warranted separate presentation in our consolidated financial statements for the periods presented, as total service revenue was less than 10% of consolidated net sales for each period. We supplementally provide our net sales from services for fiscal years 2005, 2004 and 2003 as follows:

	Fiscal Year
In Thousands	2005	2004	2003
Fountain delivery revenue received from The Coca-Cola Company	$1,657	$1,624	$1,569
Fountain equipment installation and repair revenue received from The Coca-Cola Company	6,377	5,927	5,587
Other delivery revenue	685	—	—
South Atlantic Canners management fee	1,491	1,619	1,292
Other	2,977	3,362	3,193

Total net sales from services	$13,187	$12,532	$11,641

Total consolidated net sales	$1,380,172	$1,267,227	$1,220,403

Total net sales from services as a percentage of total consolidated net sales	1.0%	1.0%	1.0%

As we disclosed in our related party note on page 78 of our Annual Report on Form 10-K for the fiscal year ended January 1, 2006, Piedmont management fees are eliminated in the consolidated financial statements.

Full service vending revenue represents revenue from product sales in vending machines we own and stock with product inventory. The Company recognizes revenue from these product sales in such vending machines when cash is collected from the respective machines. Therefore, such revenue is considered product sales and not service sales.

3. Inventories, page 58

3.	Please tell us why costs for plastic shells, pallets and other inventories are more appropriately characterized as inventory rather than property and equipment. In your response please include your consideration as to when these items are recognized in earnings, whether adjustments from historical cost to net realizable value were required upon reclassification or, alternatively, why adjustments were not required and how you measure losses in value.

The Company has several methods of packaging inventory for delivery to customers. These methods include cardboard packages, plastic shells and pallets. Historically, it was industry practice to charge a deposit to customers for the plastic shells and pallets. We would retain the deposit in those instances when the plastic shells and pallets were not returned to the Company.

Industry practice subsequently changed based on customer resistance to the deposit charges. As a result, we discontinued our practice of requiring a deposit for plastic shells and pallets. Due to this change in our business practice and the resulting increased consumption of our plastic shells and pallets over a short period of time, we determined the nature of these assets was more appropriately aligned with inventory. As such, the cost of plastic shells and pallets is a part of our overall product cost upon which we base our pricing decisions and is reflected in our overall gross margin. Beginning in fiscal 2004, we classified these items in inventory instead of property and equipment. Currently, plastic shells and pallets are recorded in our inventory system and are charged to cost of sales when consumed.

The net book value of these items at the time of the reclassification from property and equipment to inventory (December 29, 2003) was $10.4 million. The Company determined the market value of these assets at December 29, 2003 was in excess of $10.4 million. Based on this analysis, the Company reclassified $10.4 million from property and equipment to inventory for these assets as of December 29, 2003.

To ensure proper valuation of these inventory items, the Company periodically reviews the carrying value of these items to ensure the balances are recorded at the lower of cost or market.

8. Other Accrued Liabilities, page 60

4.	Please tell us the individual components and related amounts that make up all other accrued expenses for each balance sheet date.

“All other accrued expenses” were as follows:

In Thousands	Jan. 1, 2006	Jan. 2, 2005
Checks yet to be presented for payment from zero balance cash account	$11,327	$8,804
Income taxes	3,496	4,039
Deposit received from customer in Chapter 11 bankruptcy proceedings (subsequently repaid)	3,000	—
Current portion of officer deferred compensation plans	2,870	2,073
Sponsorships	1,071	1,545
Miscellaneous accrued expenses including legal, audit and banking fees	3,396	2,851

Total	$25,160	$19,312

9. Debt, page 61

5.	We note you disclose completing an exchange offer and issuing registered notes. Please advise or revise your future filings to include the required disclosures and computation of the ratio of earning to fixed charges. See Item 503(d) of Regulation S-K.

We advise the Staff we will include disclosures and computations for our ratio of earnings to fixed charges in our future filings in accordance with Items 503(d), 601(a) and 601(b)(12) of Regulation S-K.

16. Capital Transactions, page 70

6.	Please advise or revise your future filings to explain the relevant rights and privileges of common stock and Class B common stock, specifically highlighting the substantive differences between each series of common shares. See paragraph 4 of SFAS No. 129, as applicable. In your response please show us what your revised disclosure will look like.

The Company will include the following disclosure in the “Capital Transactions” note to its future consolidated financial statements:

“The Company has two classes of common stock outstanding, Common Stock and Class B Common Stock. The Common Stock is traded on the Nasdaq Global Marketsm tier of the Nasdaq Stock Market® under the symbol COKE. There is no established public trading market for the Class B Common Stock. Shares of the Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock.

Pursuant to the Company’s Certificate of Incorporation, no cash dividend or dividend of property or stock other than stock of the Company, as specifically described in the Certificate of Incorporation, may be declared and paid on the Class B Common Stock unless an equal or greater dividend is declared and paid on the Common Stock.

Each share of Common Stock is entitled to one vote per share at an Annual or Special Meeting of stockholders and each share of Class B Common Stock is entitled to 20 votes per share at such meetings. Except to the extent otherwise required by law, holders of the Common Stock and Class B Common Stock vote together as a single class on all matters brought before the Company’s stockholders.

In the event of liquidation, there is no preference between the two classes of common stock.”

The Company acknowledges

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. Please call me at 704-557-4219 if you have any questions.

Sincerely,

/s/ William J. Billiard
William J. Billiard
Vice President, Controller
Chief Accounting Officer